082-35037

RECEIVED
2010 SEP 17 A 7:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE


10016334



September 2nd, 2010

SUPPL

Elliot Staffin
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
MAILSTOP: ROOM 3628

Re: Amorfix Life Sciences Ltd. Filings – August 1, 2010 to August 31, 2010

Dear Mr. Staffin,

Please find the latest filings on SEDAR from Amorfix Life Sciences Ltd. A list of all the filings from August, 2010 to August 31, 2010 is attached.

Should you have further questions, please do not hesitate to contact us.

Regards,

Vivian Lee

Enclosures

dlw 9/17

Amorfix Life Sciences Ltd, 3403 American Drive, Mississauga, ON, L4V 1T4
Tel: 416-847-6989, Fax: 416-847-6899, www.amorfix.com


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News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
Amorfix announces first quarter fiscal 2011 results

TSX: AMF

TORONTO, Aug. 12 /CNW/ - Amorfix Life Sciences, a product development company focused on misfolded protein diseases, today announced its operational and financial results for the three months ended June 30, 2010.

"We have had an excellent first quarter highlighted by significant product development deals such as the Biogen Idec and PREVENT licensing agreements that will advance our ALS antibodies and vaccine technologies," said Dr. Robert Gundel, Chief Executive Officer of Amorfix. "We will continue to pursue additional business deals and advance our growing innovative product pipeline for the treatment of neurodegenerative disease and cancer. In addition, we are working hard to grow the A(4) assay revenue stream and focused on the development of a human Alzheimer's disease diagnostic which has the potential to revolutionize how Alzheimer's disease is diagnosed and treated."

Recent Corporate Highlights

In July 2010, Amorfix announced the completion of a licensing agreement granting Biogen Idec (NASDAQ: BIIB) exclusive worldwide rights to Amorfix's lead amyotrophic lateral sclerosis (ALS) monoclonal antibodies. The antibodies have shown efficacy in animal models of ALS and Biogen Idec will now, at its expense, complete the development and prepare for clinical trials.

Under the agreement, Biogen Idec will receive the exclusive worldwide license to develop and commercialize Amorfix's Disease Specific Epitopes (DSE(TM)) antibodies for ALS while Amorfix retains all rights for diagnostics. Amorfix received an up-front payment of US$1 million and is eligible to receive milestone payments and royalties on sales.

In June 2010, the Company and Pan-Provincial Vaccine Enterprise Inc. (PREVENT) of Saskatoon, Saskatchewan, announced that the two groups have entered into a licensing agreement granting PREVENT exclusive worldwide rights to Amorfix's lead amyotrophic lateral sclerosis (ALS) vaccines. Under the license terms, PREVENT will develop vaccine formulations, finish preclinical studies for regulatory approvals and conduct clinical testing of the vaccines at their cost. Upon successful completion of Phase I clinical trials both parties have an option to lead the commercialization process under a cost-sharing and revenue-sharing arrangement which includes royalty payments.

In June 2010, Amorfix and QED Bioscience entered into an agreement to develop high-affinity monoclonal antibodies against a number of targets for cancer. Under the agreement, QED will generate monoclonal antibodies against several DSE's on misfolded CD38 protein. The DSE's were identified by Amorfix using our proprietary ProMIS(TM) computational platform discovery technology. With our previous announcements of agreements with Epitomics and Aragen Biosciences, Amorfix now has three cancer antibody development projects underway.

In July 2010, Amorfix attended the International Conference on Alzheimer's Disease (ICAD 2010) to promote its A(4) assay and to present its paper on new findings important for preclinical research of Alzheimer's Disease (AD). Amorfix used its A(4) test to compare the rate of accumulation of aggregated Abeta in the brain tissue of various mouse models of AD from animals 1 month to 14 months of age. These new findings will provide researchers with the ability to assess drug effects at critical time points when aggregation is high or low or accelerating in mouse models of AD through the use of our A(4) testing services.

In July 2010. Amorfix and reMYND NV formed a partnership to offer the Amorfix A(4) amyloid testing service to reMYND's contract research clients. reMYND's offers an extensive portfolio of preclinical in-vivo efficacy, pharmacokinetic and safety testing of experimental Alzheimer therapies using proprietary mouse models of Alzheimer's disease.

Financial Results

For the three months ended June 30, 2010 the Company reported a net loss from operations of $1,724,745 ($0.04 per share) compared to net loss of $1,170,741 ($0.03 per share) for the three months ended June 30, 2009.

The Company recorded service revenue from the A(4) test and reagent sales of $23,773 in the current quarter.

Research and development expenses for the three months ended June 30, 2010 were $1,346,404 compared with $880,188 for the three months ended June 30, 2009. The increase was due mainly to severance costs associated with the decision to suspend commercialization of the vCJD program and higher costs on the ProMIS(TM) cancer antibody development program partially offset by lower third party costs on the vCJD and AD therapeutic programs compared to the first quarter of last year.

General and administration costs for the three months ended June 30, 2010 were $293,124 which was comparable to $290,808 in the three months ended June 30, 2009.

At June 30, 2010, the Company had working capital of $2,985,519 and 48,514,418 common shares outstanding.

Outlook

The Company's Fiscal 2011 research priorities continue to be:

<<

- Advance our ProMIS(TM) antibody program targeting disease specific epitopes for both therapeutics and companion diagnostics for cancer and other misfolded protein diseases to a lead compound for late-stage preclinical development;
- Advance our novel antibodies and vaccines for the treatment of ALS through our partnerships with Biogen Idec and PREVENT;
- Grow the revenue from our A(4) amyloid testing service for cell culture, tissue and blood in animal models of Alzheimer's disease; and
- Complete development of a human Alzheimer's test adapting the A(4) test protocol to detect aggregated Abeta, the hallmark of the disease, in human plasma and cerebro-spinal fluid.

>>

The Company is also announcing that Mr. Graham Strachan, Chair of the Board will not be standing for re-election at the Company's annual meeting and that Dr. Philippe Couillard has now assumed the role of Chair of the Board to effect a smooth transition. Dr. Couillard noted, "Mr. Strachan's excellent leadership and guidance since the inception of Amorfix in 2005 have been significant and are very much appreciated. We wish him well in his future endeavours."

Additional information about the Company, including the MD&A and financial results may be found on SEDAR at www.sedar.com.

About Amorfix

Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting misfolded protein diseases including ALS, cancers, and Alzheimer's Disease (AD). Amorfix utilizes its computational discovery platform, ProMIS(TM), to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. Amorfix's lead programs include therapeutics and companion diagnostics for cancers and antibodies and vaccines to DSEs in ALS and AD. Amorfix's proprietary technology enables it to specifically identify very low levels of misfolded proteins in a sample. The Company's diagnostic programs include an ultrasensitive method for the detection of aggregated beta-Amyloid in brain tissue and blood from animal models of AD, months prior to observable

amyloid formation, and a blood screening test for liver cancer. For more information about Amorfix, visit www.amorfix.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This information release may contain certain forward-looking information. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by statements herein, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on the Company's current beliefs as well as assumptions made by and information currently available to it as well as other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by the Company in its public securities filings, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%SEDAR: 00022789E

/For further information: Dr. Robert Gundel, President and Chief Executive Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6957, Fax: (416) 847-6899, bob.gundel(at)amorfix.com; James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., Tel: (416) 847-6929, Fax: (416) 847-6899, james.parsons(at)amorfix.com/
(AMF.)

CO: Amorfix Life Sciences Ltd.

CNW 07:00e 12-AUG-10

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, James Parsons, Chief Financial Officer, Amorfix Life Sciences Ltd., certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Amorfix Life Sciences Ltd. (the "issuer") for the interim period ended June 30, 2010.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2 N/A

5.3 N/A

6. The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: August 12, 2010



James Parsons
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Robert Gundel, Chief Executive Officer, Amorfix Life Sciences Ltd., certify the following:

1. I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Amorfix Life Sciences Ltd. (the "issuer") for the interim period ended June 30, 2010.

2. Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. The issuer's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 The control framework the issuer's other certifying officer and I used to design the issuer's ICFR is the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework.

5.2 N/A

5.3 N/A

6. The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on April 1, 2010 and ended on June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: August 12, 2010



Robert Gundel

Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS AND FINANCIAL CONDITION OF AMORFIX LIFE SCIENCES LTD.

FOR THE THREE MONTHS ENDED JUNE 30, 2010 AND 2009

The following information prepared as of August 11, 2010 should be read in conjunction with Amorfix Life Sciences Ltd.'s (Amorfix or the Company) March 31, 2010 annual audited financial statements and related notes which are prepared in accordance with Canadian generally accepted accounting principles (GAAP) in Canadian dollars and the Annual Information Form dated June 9, 2010.

Forward Looking Statements

This Management's Discussion and Analysis contains forward-looking statements about the Company's business, financial condition, research and development and potential future products, including without limitation, the costs of research and development programs, and timing in achieving research and development and commercialization milestones. Forward-looking statements can be identified by the use of forward-looking terms such as "anticipate", "believe", "expect", "plan", "will," "can", "may," "could" or "should" or comparable terms.

The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including, without limitation, the need for extensive additional research and development, which is costly and time-consuming and may not produce anticipated or useful results; scientific research and development risks; intellectual property risks; partnership/strategic alliance risks; the actions of competitors; the need for regulatory approvals such as FDA approvals, which is not assured; product liability and insurance risks; the need for future human clinical testing, the occurrence and success of which is not assured; changes in business strategy or development plans; and the need for additional capital, which may not be obtained; and the fact that the Company may not produce any products or if it does, that such products may not be commercially successful.

By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that could cause actual results and experience to differ materially from the anticipated results or other expectations, predictions, forecasts or projections expressed in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and should review the "Risks and Uncertainties" below.

Risks and Uncertainties

We operate in a highly competitive environment that involves significant risks and uncertainties, some of which are outside our control. We are subject to risks associated with the biotechnology industry, including risks inherent in research and development, commencement, completion and results of preclinical and clinical studies, the controlled use of hazardous materials, uncertainties related to product approval and decisions of regulatory agencies with respect to our diagnostic and therapeutic product candidates, the

lack of product revenue and our history of losses in the development stage, enforcement and protection of our intellectual property, the requirement and the ability to raise additional capital, potential competitors, the ability to attract and maintain relationships with collaborative partners, dependence on key personnel, government regulations, and the ability to successfully market our diagnostic and therapeutic candidates. Readers should review the more detailed discussion of such risk and uncertainties set out in "Risk Factors" in the Company's Annual Information Form for the financial year ended March 31, 2010 and "Risks and Uncertainties" in the Management's Discussion and Analysis of Operating Results and Financial Condition accompanying the March 31, 2010 annual audited financial statements.

The Company

Amorfix is an emerging theranostics company focused on the diagnosis and treatment of diseases, where aggregated misfolded proteins (AMP) are prevalent. These include diseases such as Alzheimer's Disease (AD) and Amyotrophic Lateral Sclerosis (ALS), cancer and Transmissible Spongiform Encephalopathies such as the human form variant Creutzfeldt-Jakob Disease (vCJD).

Amorfix has developed a key expertise in the field of protein misfolding with its ability to identify regions on proteins that are unique in a diseased state and not in a normal healthy state. These unique regions are called Disease Specific Epitopes™ (DSE) and are selected by Amorfix due to their potential to provide for highly specific diagnostic assessments as well as targets for potential therapeutic drug development.

Amorfix is developing diagnostic products with the goal of detecting the presence of AMPs in tissue, blood or other biofluids. Detection of vCJD prions would improve the safety of blood transfusions and thereby avert the unintended human transmission of prion-contaminated blood. Earlier detection of people with neurodegenerative diseases or cancer has the potential to significantly change the prognosis for these patients and allow for earlier application of emerging therapies. Detection of prions in animals would enable the protection of the food supply.

Amorfix technologies are also being used to develop antibody and vaccine therapies that target Disease Specific Epitopes (DSEs) on disease-relevant proteins as an innovative approach to treat these currently incurable disorders.

Recent scientific publications in the field of neurodegenerative diseases, such as Alzheimer's Disease (AD) and Parkinson's disease, have shown that misfolded proteins can move from cell to cell in the nervous system. This opens the possibility that protein misfolding diseases can be treated, and perhaps cured, by blocking the "propagation" of protein misfolding in the space between cells. Amorfix initially developed its immunotherapeutic approach to amyotrophic lateral sclerosis (ALS) based on the idea that misfolded SOD1 propagates between cells, and can be neutralized by antibodies and thereby stop disease progression. The Company was the first to show antibodies and vaccines to DSEs on misfolded SOD1 could significantly prolong the life of ALS model mice. Building on its growing expertise in this field, the Company has recently expanded its focus to include misfolded proteins in cancer, using its proprietary ProMIS™ platform to predict protein misfolding and identify novel DSEs to develop targeted therapeutics and companion diagnostics.

Development of New Therapies

ALS belongs to a family of fatal neurodegenerative diseases, which includes Alzheimer's and Parkinson's diseases, and in which AMPs are thought to be a major pathway in the progressive killing of brain cells. In ALS, also known as "Lou Gehrig's disease," muscles throughout the body weaken and atrophy, due to degeneration of motor nerve cells that supply them from the spinal cord and brain. Symptoms can start with limb weakness or muscle twitching, stiffness and muscle cramps from ages 40 to 70 years. ALS is a fatal disease in which half of affected people die within three years after diagnosis. The protein that is believed to misfold and aggregate in the central nervous system of ALS patients is called superoxide dismutase-1 (SOD1).

Amorfix's technology targets misfolded SOD1 through two approaches: a passive infusion of manufactured monoclonal antibodies and an active immunization approach designed to elicit the production of similar antibodies by the patient's own body. Amorfix's technology is based on the premise that the misfolding and aggregation of SOD1 is a principal agent in the death of neurons that occurs in brain-wasting diseases. Amorfix believes that if misfolded SOD1 can be specifically recognized and its toxic activity neutralized by antibodies, brain-wasting diseases could be effectively treated.

Development History

In February and April 2006 in a series of agreements, the Company acquired certain SOD1 technologies and exclusively licensed additional SOD1 technologies owned by Dr. Neil Cashman, the Company's Chief Scientific Officer, and his co-inventors for diagnostic and therapeutic applications for ALS disease. A research plan was established to enable proof-of-concept studies to validate the Company's therapeutic approach to the treatment of ALS and potential development partners were contacted.

In August 2006, the Company signed a research and investment agreement with Biogen Idec MA (Biogen) which included an option for Biogen to license the exclusive worldwide rights to certain Amorfix technology to develop and commercialize therapeutic products directed against ALS. Over the following 28 months, Biogen contributed US$750,000 (Cdn$860,207) in funding support for the ALS program through subscriptions for 1,243,433 common shares of the Company in an initial investment and three additional investment transactions made on the achievement of predefined research milestones by Amorfix.

In July 2007, the Company achieved the first research milestone, the development of disease-specific antibodies to misfolded SOD1. In October 2008, the Company achieved the second research milestone; the DSE monoclonal antibody treatments demonstrated statistically significant improvement in survival over controls in a mouse model of ALS. In December 2008, the Company announced the achievement of the third research milestone with the completion of the final study report. In February 2009, Biogen allowed its option to license the SOD1 technologies for use in the treatment of ALS to lapse.

On July 14, 2010 the Company announced that it entered into a licensing agreement granting Biogen Idec exclusive worldwide rights to its lead ALS monoclonal antibodies. Biogen Idec will now, at its expense, complete the development and prepare for clinical trials. Under the agreement, Biogen Idec will receive the exclusive worldwide license to develop and commercialize Amorfix's Disease Specific Epitopes (DSE™) antibodies for ALS while Amorfix retains all rights for vaccines and diagnostics. The Company received an up-front payment of US$1 million and is eligible to receive milestone payments and royalties on sales.

The licensed intellectual property includes DSE and antibodies arising from Amorfix's discovery platform using the ProMIS™ algorithm for prediction of DSEs on misfolded proteins. This unique approach enables the identification of unique DSE's to be used for the development of antibodies that recognize and inhibit only the misfolded protein which forms in the disease, while allowing the normal protein to continue to function.

As vaccines have different development timelines and require special expertise compared to the antibodies, Amorfix sought other partners to develop an ALS vaccine. On June 3, 2010, the Company and Pan-Provincial Vaccine Enterprise Inc. (PREVENT) of Saskatoon, Saskatchewan, announced that they have entered into a licensing agreement granting PREVENT exclusive worldwide rights to Amorfix's lead amyotrophic lateral sclerosis (ALS) vaccines. Under the agreement, PREVENT will receive the exclusive worldwide license to develop Amorfix's DSE™ vaccines for the ALS field of use. Under the license terms, PREVENT will develop vaccine formulations, finish preclinical studies for regulatory approvals and conduct clinical testing of the vaccines at their cost. Upon successful completion of Phase I clinical trials both parties have an option to lead the commercialization process under a cost-sharing and revenue-sharing arrangement which includes royalty payments. The licensed intellectual property includes Disease Specific Epitopes (DSE™) and vaccines arising from Amorfix's discovery platform using the ProMIS™ algorithm for prediction of DSEs on misfolded proteins.

In November 2007, Amorfix announced the discovery of misfolded SOD1 protein in the brains of people with Alzheimer's Disease (AD). This breakthrough result suggests that SOD1 is a common link between the two brain-wasting diseases, Alzheimer's and ALS. SOD1 has a "Jekyll-and-Hyde" nature as it normally plays an important protective role in detoxifying free radicals in the body, but when misfolded can create lethal oxidative free radicals.

In July 2008, the Company announced a research collaboration to develop Alzheimer's treatments based upon the discovery of misfolded SOD1 protein in the brains of people with Alzheimer's disease. The research program includes preclinical efficacy studies for both antibody treatments and vaccines and is being conducted in Dr. Cashman's laboratory at the Brain Research Center at the University of British Columbia in collaboration with Amorfix scientists, and is supported by a $227,500 grant from the Canadian Institutes for Health Research (CIHR). The Company has completed its funding of its $540,000 cash and in-kind contribution commitment to the program. The Company expects results from the first animal series in this study this summer.

Amorfix's technology related to the role of SOD1 in ALS and Alzheimer's is covered by patent applications including one recently published entitled, "Methods and Compositions to treat and Detect Misfolded-SOD1 Mediated Diseases". The patent applications relate to the methods and two compositions for treating and detecting conditions, disease and disorders mediated by non-native SOD1. In December 2008, Amorfix received its first issued patent from the U.S. Patent and Trademark Office titled "ALS-Specific Peptide Composition". This patent covers one of the key disease specific epitopes in the SOD1 "Jekyll and Hyde" protein which Amorfix has shown is exposed when it misfolds and becomes toxic for nerve cells. Amorfix DSE™ antibodies bind to this region and we believe neutralize the toxic effects of SOD1 giving the longevity extension Amorfix has previously reported in animal models of ALS.

New Misfolded Protein Diagnostics and Therapeutics

The Company has expanded its research program to identify novel disease-specific epitopes on misfolded proteins. The Company licensed the exclusive rights to the ProMIS™ target identification technology from the University of British Columbia, to predict novel disease specific epitopes on the molecular surface of misfolded proteins. ProMIS™ is an "in silico" rational selection approach that can be applied to any protein where the normal folding structure is at least partially known and predicts how the protein will misfold. There are 57,000 such protein structures currently available in public databases. ProMIS ™ has already been used to identify potential DSE's on three known target proteins likely to be misfolded in cancer and the development of novel immunotherapeutics and companion diagnostics for these diseases has begun.

It is well established that protein misfolding is a central pathological event in many fatal neurodegenerative diseases including Alzheimer's disease, Parkinson's disease, and amyotrophic lateral sclerosis. Recently, intriguing evidence for a role of misfolded proteins in cancer has been identified. Studies in our laboratories and others have confirmed this role and there is a growing body of published literature on this topic providing further support for our scientific rationale. The focus on misfolded proteins represents an entirely new approach to the identification of cancer targets and may allow for the development of very selective therapeutics offering greater efficacy and less toxicity.

Cancer cells are stressed by uncontrolled growth, rapid cell division and oxidative damage which can induce protein misfolding, unfolding and partial loss of native protein structure. In some cases, the ability of cancer cells to effectively evade the immune system and continue to grow and spread throughout the body may depend on aberrant signaling by incorrectly folded proteins. It appears that misfolded proteins are tolerated more in cancer cells compared to normal cells where they are either refolded into their proper configuration or discarded. Indirect evidence for the importance of protein misfolding in cancer is derived from the demonstration of increased sensitivity of cancer cells to proteasome inhibitors suggesting the production of a larger quantity of unfolded or misfolded protein compared to normal cells. The selective targeting of cancer cells

based on expression of misfolded proteins represents an entirely new avenue for therapeutic intervention.

The primary issues associated with the failure of new therapeutics in the clinic fall into three general categories:

1. The target selected for therapeutic intervention is not causal to the pathogenesis of the disease.
2. The drug being tested fails to either effectively neutralize the disease target; and
3. The drug has off target side effects that make it toxic and prevent its use at therapeutic levels.

Amorfix's strategy to identify novel DSE's on well validated targets using the ProMIS™ technology may solve these problems and provides the Company with the opportunity to produce highly selective and potent proprietary therapeutics with greater efficacy and safety while greatly reducing the risk of failure.

Recent studies with a monoclonal antibody to a DSE site on one of the selected proteins confirmed that the misfolded protein is present on cancer cells but not on normal cells. The antibody targets a specific DSE region of the misfolded protein that is not present on the normally folded protein. This new finding indicates that the antibody has potential to be developed for both diagnostic uses and therapeutic treatments for several cancers. The Company is in the process of producing antibodies to these targets for further validation and development.

Once a DSE region of a protein has been identified, Amorfix begins the process of developing antibodies that recognize these DSEs. Antibodies that are generated are screened and assessed for therapeutic and diagnostic use. The Company has now established three strategic alliances to expand its capabilities to develop immunotherapeutics to numerous proteins (Epitomics, Aragen Biosciences and QED) and is also exploring partnerships with other companies to accelerate the development and expand its program to other proteins of interest. These three alliances are all focused on the development of antibodies for the treatment of cancer.

In May 2010, Amorfix entered into an agreement with Epitomics, Inc. to develop high-affinity monoclonal antibodies against a number of DSE targets for cancer predicted by Amorfix's proprietary ProMIS™ computational platform discovery technology. Epitomics, together with its partners, has successfully generated over a dozen humanized therapeutic antibody drug leads targeting immune diseases and cancers using RabMAb® technology and its proprietary Mutation Lineage Guided humanization technology.

In May 2010, Amorfix also entered into an agreement with Aragen BioSciences, Inc. to develop high affinity monoclonal antibodies against a number of targets for cancer predicted by ProMIS™. Amorfix has identified several DSEs on misfolded Fas receptor which is a well characterized target on cells that, when activated, causes programmed cell death, or apoptosis. Previous attempts by others to use Fas receptor as a therapeutic target for the development of new anti-cancer therapeutics have failed because its expression

and function lead to undesirable side effects on normal cells. Using our ProMIS™ technology, our goal is to identify DSEs on Fas receptor that will provide the required specificity for our mAbs to target and kill tumor cells while leaving normal cells intact.

In June 2010, the Company entered into a third cancer antibody development agreement, with QED Bioscience. Under the agreement, QED will generate monoclonal antibodies against several disease specific epitopes (DSE's) on misfolded CD38 protein. CD38 is a well characterized target on the surface of a variety of lymphoid tumors including multiple myeloma, AIDS-related lymphomas and post-transplant lymphoproliferations and is part of a complex network producing growth and survival signals to tumor cells. As such, CD38 represents an attractive target for therapeutic intervention with a specific antibody and can also be used as a prognostic marker which fits well into the Company's strategy of developing companion diagnostics along with novel therapeutic antibodies.

Early Diagnosis and Treatment

Alzheimer's disease (AD), ALS and Parkinson's disease are chronic neurodegenerative illnesses which are associated with neural deposits of AMPs. Unlike the TSE diseases, these diseases are not thought to be infectious and it is believed that their AMPs result from abnormal synthesis or metabolism of the normal neural proteins. Currently, the only definitive diagnostic for these diseases is post-mortem examination of brain tissue. There are currently approximately 5 million people in North America with AD and an equal number with dementia who may be suffering from AD but an accurate diagnosis is impossible due to the lack of a blood test. A sensitive and specific diagnostic blood test could allow earlier treatment for AD patients and would lead to the development of better therapies as patients could be accurately screened into clinical drug trials. It is not known whether aggregated proteins from these diseases are present in blood as there is no test currently that could detect them. Worldwide there are 460 million people over the age of 65 who should be tested annually for AD. There are an estimated 1.6 million people in North America with Parkinson's disease and an estimated 33,000 people with ALS. The Company has the potential to develop diagnostics and therapeutics for each of these neurodegenerative diseases.

Development History

In January 2006, the Ontario Genomics Institute (OGI) committed $100,000 of funding through the subscription of common shares and warrants to support the initiation of an Alzheimer's disease blood diagnostic research and development program incorporating the EP platform. OGI invested $50,000 on signing the agreement and invested a further $50,000 in September 2006 when Amorfix established the proof of concept of its Epitope Protection technology using Abeta aggregates, the protein known to misfold and aggregate in Alzheimer's disease. This achievement was validated by an expert scientific panel convened by OGI that reviewed the Amorfix data.

On the strength of this data and the development plan, Amorfix was awarded an Industrial Research Assistance Program (IRAP) grant from the Government of Canada in December 2006. Amorfix received $265,912 of support over the two year term of the grant under this IRAP program.

From December 2006 to March 2008, the Company initiated and progressed its AD diagnostic assay development by screening and selecting monoclonal antibodies, establishing a sample preparation protocol to enrich for the Abeta proteins, assessing several different assay formats and optimizing the assay conditions. The Company developed the assay using synthetic Abeta protein and subsequently demonstrated the ability of the assay to detect Abeta aggregates from AD brain spiked into normal plasma.

In June 2008, the AD test achieved its target sensitivity in being able to detect aggregated Abeta protein of 1 in 1,000,000 dilution of a 10% AD brain homogenate in a plasma sample. At this level of sensitivity, the Amorfix test was not able to detect aggregated Abeta in human blood plasma or cerebral spinal fluid samples.

With funding from a second grant from the National Research Council Canada Industrial Research Assistance Program (NRC-IRAP) of $50,000 in September 2009 and internal funds, the Company continues development of an assay to measure Alzheimer's-related amyloid in blood for screening patients into AD clinical trials, for early diagnosis of the disease and monitoring of disease progression. The chronology of the development plan includes validation of the test first in transgenic models of AD (mice, rats), then non-transgenic animal models of AD (dog) leading to testing of human CSF and plasma samples. Since June 2008, the AD test, now branded as the A^4 test (Amorfix Aggregated Abeta Assay) has accomplished the following:

- Reformatted the assay using internally generated antibodies and increased the sensitivity of the assay.
- Demonstrated the ability to detect aggregated Abeta in the brains of transgenic AD mice and rats, dogs and humans.
- In May 2010, the A^4 assay detected AD-associated aggregated Beta-amyloid in the blood from a mouse model of AD. This achievement represents the first time that aggregated ABeta has been measured in blood plasma from any animal model. The A^4 assay detects both oligomeric and fibrillar aggregates of ABeta, which are generally considered to be the toxic forms and major contributors to brain dysfunction in AD. The quantitative measurement of aggregated ABeta in plasma was obtained using the A^4 on samples from Tg2576 transgenic mice as early as 3 months of age. The Tg2576 mouse is the most commonly used transgenic model for preclinical evaluation of potential AD therapeutics. The aggregated peptide was detected in the blood from transgenic mice, but not in blood from non-transgenic age-matched control mice. This breakthrough will now allow scientists to monitor levels of aggregated Abeta in the blood of individual AD mice as they age and to detect the impact of treatments with novel AD medications.
- In collaboration with an AD drug developer, confirmed their results by showing a drug effect on treatment of AD mice by verifying their novel drug's ability to reduce amyloid formation in animal models of AD.
- Demonstrated the A^4 assay can be used for the specific quantification of aggregated Abeta 1-42 in tissue culture. This allows for high-throughput

screening for selection of lead compounds to use for pre-clinical AD trials in animals.

- On July 12, 2010 the Company announced that it has used its A^4 test to compare the rate of accumulation of aggregated Abeta in the brain tissue of various mouse models of AD. Amorfix presented this new data at the International Conference on Alzheimer's Disease (ICAD 2010). The paper presented by Amorfix entitled "Early Detection of Beta-Amyloid Aggregation in In Vivo and In Vitro Models of Alzheimer's Disease" characterized seven different AD mouse models by quantitatively measuring the beta-amyloid aggregates in brain tissue from animals 1 month to 14 months of age.

Commercial Pre-clinical Services

The Company identified a pre-clinical commercial application for this very sensitive aggregated Abeta protein assay to measure Abeta aggregates in the brain tissue of human transgenic AD mice to assist in the assessment of drug efficacy in these models. Since the A^4 assay can detect Abeta amyloid in animal brain tissue much earlier than conventional methods, the Company believes that the A^4 test will accelerate the development and evaluation of new treatments for AD. The Company recorded it first sales for this service in Fiscal 2010 and continues to build awareness of this service in the AD research community through direct marketing, conferences, partnerships with other AD contact research companies, engagement of leading AD researchers in collaborative studies and word of mouth from satisfied customers. The Company expects to grow its revenue by sourcing new customers and growing the business from existing customers as the test is integrated into their standard testing protocols. The Company estimates the potential market for this service to be up to 50,000 tests per year.

On July 6, 2010 the Company announced that it had entered into a partnership agreement with reMYND NV, a drug developer and contract research organization, to offer Amorfix's A^4 amyloid testing service to reMYND's contract research clients. reMYND's contract research business offers an extensive portfolio of preclinical in-vivo efficacy, pharmacokinetic and safety testing of experimental Alzheimer therapies using proprietary

Development of New Diagnostic Tests

The Company believes that its expertise in the development of highly sensitive and specific diagnostic tests can be applied to the benefit of other potential biomarkers. In early fiscal 2010, the Company announced a collaboration with BioMosaics Inc, a privately-held cancer biomarker development company, to develop and commercialize a blood-based assay for the early detection of hepatocellular carcinoma (HCC) or primary liver cancer. The Company is developing an assay incorporating the existing technology for the blood test licensed to BioMosaics, plus new material from the Sunnybrook Research Institute needed to improve the test. The Company will receive royalties on commercial product sales, and an option to manufacture the assay kits and reagents for global distribution. BioMosaics is responsible for product commercialization. This project is funded by an "Intellectual Property Development and Commercialization Program" investment of $280,000 from the Ontario Institute for Cancer Research to the

Sunnybrook Research Institute. To June 30, 2010, the Company has received funding of $154,348 out of the $200,000 it is eligible to receive.

HCC is the fifth most common cancer in the world, with approximately 600,000 new cases every year. It is the third most common cause of cancer-related death. Early detection could significantly improve treatment outcomes.

In December 2009, the Company completed the development of a prototype test and started testing clinical samples to determine sensitivity and specificity. A key issue is the ability to differentiate between cirrhosis, hepatitis and HCC.

Protecting the Blood Supply

To date a few hundred people have been diagnosed with vCJD due to consumption of meat infected with Bovine Spongiform Encephalopathy, but it is estimated that up to 23,000 people are incubating the disease in the UK alone. Four people have been infected through blood transfusions and thousands of people have received blood fractions made from vCJD-infected plasma pools. There is a general concern in the medical community that vCJD is now within the blood transfusion systems and a screening assay for blood is required to protect everyone from a secondary epidemic.

Globally, approximately 100 million units of blood are collected annually and tested for infectious agents, such as HIV-1 and hepatitis viruses at a cost of US$4 billion. The market for a blood test for vCJD is estimated to be at least $500 million per year based on the existing prices for blood tests for other infectious agents.

The Company believes that with its Epitope Protection (EP) platform technology it developed the most sensitive and specific assay to detect AMPs in blood. Conventional scientific methods to date have been unable to adequately address a fundamental problem in the detection of AMPs in blood which is the presence of the normal protein at a million-fold higher relative concentration to the misfolded protein. The Company's EP platform technology specifically addresses this issue by chemically modifying the normal proteins while protecting the misfolded aggregates.

Development History

In late 2005, the United Kingdom National vCJD Surveillance Unit and National Institute for Biological Standards and Control (NIBSC) released a series of steps that a blood test for vCJD must pass in order to be accepted. Amorfix entered into this process and from January 2006 to June 2010 the Company advanced its vCJD prion detection assay towards commercialization. Over this period, the Company developed a very robust and highly sensitive and specific assay for the detection of spiked prions in human plasma and completed multiple product validation steps. During this period the Company:

a) passed a several series of blinded panels of normal human blood samples spiked with human vCJD brain and spleen prions at different dilutions, and normal human controls provided by NIBSC;

b) adapted its human vCJD blood screening assay into a blood screening test for sheep scrapie to support the clinical validation of the human vCJD assay and demonstrated that

the sheep scrapie blood screening assay was successful at detecting prion disease in symptomatic and presymptomatic scrapie sheep;

c) completed the testing of 500 frozen blinded human plasma samples provided by NIBSC which included some samples spiked with vCJD brain prions. The EP-vCJD™ test successfully detected all (100% sensitivity) of the spiked samples down to a 1 in 100,000 dilution of 10% brain homogenate (1/1,000,000 dilution of vCJD brain);

d) initiated and completed large-scale blood screening testing at two blood transfusion centers in France of over 39,000 French blood donors to demonstrate the feasibility of routine testing of blood donations for vCJD. In both blood transfusion centers using two lots of kits, the EP-vCJD™ test performed better than the 99.85% specificity required by the UK Blood Transfusion Service;

e) tendered to the UK National Health Service (NHS) to supply under contract the vCJD blood screening assay that, when awarded, the NHS may request the supply of blood test kits for a 10,000 sample assessment panel, a 50,000 sample prevalence study, and unlimited kits for routine testing. On July 17, 2009 the contract award was published on the European Tenders Electronic Daily website indicating that Amorfix and one competitor were successful; and

f) announced the detection of prions in blood from non-human primates that were orally-infected with BSE and developed a primate version of vCJD. These results were promising although from a small number of tested samples due to the limited number of these very rare primate samples that Amorfix could access.

In December 2009, the Company announced that NIBSC provided three plasma samples from three different vCJD patients which the Company tested using the first generation of the EP-vCJDTM test. The UK experts estimated based on the concentration of prions in animal blood and brain that the concentration of prions in human blood would be 1:100,000th of that in brain. Since the Amorfix test measures 1:1,000,000th, the Company was confident that the test would be able to identify human vCJD plasma samples from a blinded panel. The samples tested negative and the UK authorities concluded that Amorfix's first generation test was not sufficiently sensitive to detect infected human blood samples. In December 2009, the Company announced that it was attempting to obtain additional vCJD samples from other countries, and also from individuals with the disease.

During the third and fourth quarter of 2010, the Company continued development activities to improve the sensitivity of its EP-vCJD™ blood screening test. In May, 2010 the Company announced that it was successful in developing versions 2 and 3 of the test, which differ in the sample preparation steps, and both are four times more sensitive than the first version which underwent testing with vCJD patient blood in December 2009. The Company obtained a rare blood sample from a person in the clinical phase of vCJD and used the new versions of the EP-vCJD tests to test this sample and it was scored negative by both versions of the test. Although the Company was successful in developing a 2nd and 3rd generation of the test with significantly increased sensitivity to spiked samples, these subsequent improvements to the test did not yield positive results in plasma from one human vCJD sample or animal models of the disease, and the Company has reached an impasse until scientific understanding improves or more vCJD

patient blood is available. Accordingly, in June 2010, the Company suspended the commercialization of the vCJD blood screening test allowing a more focussed effort on its other research programs. Future research may prompt reevaluation of this assessment.

Protecting the Food Supply

The Company applied its EP technology and developed an assay to detect sheep scrapie. During 2008, Amorfix adapted its vCJD blood screening assay to detect endogenous prions in symptomatic sheep and in the first quarter of fiscal 2009 detected endogenous prions in presymptomatic sheep. Current ante-mortem testing methods for sheep scrapie are not commercializable at scale and may not be accurate enough for broad application where a simple blood test could be adopted quickly and easily.

The Company's analysis of the market opportunity for a scrapie test suggests scrapie must be recognized as a public health issue before it would be widely used to eliminate scrapie-infected sheep. Accordingly, the Company has focused its resources on projects with greater market potential at this time and will consider further development with a partner or at a time that scrapie becomes a human health concern.

Antibodies

In October 2009, the Company announced that it has signed an agreement with Cedarlane Laboratories Limited, a leading supplier of antibodies and other research reagents, for the sale and distribution of certain Amorfix antibodies and reagents for research purposes only.

Results of Operations

Since inception, the Company has incurred losses while advancing the research and development of its diagnostic and therapeutic technologies. The net loss for the three months ended June 30, 2010 was $1,724,745 compared to $1,170,741 for the three months ended June 30, 2009. The increased net loss in the three months ended June 30, 2010 resulted mainly from severance costs associated with the decision to suspend commercialization of the Company's vCJD program and higher expenditures on its ProMIS™ cancer antibody development program.

For the three months ended June 30, 2010 revenue was $23,773 compared to $nil for the three months ended June 30, 2009. Revenue for the quarter reflects primarily service revenue for its A^4 test which the Company began offering in the third quarter of fiscal 2010.

For the three months ended June 30, 2010, interest revenue was $19,635 compared to $41,284 for the three months ended June 30, 2009. The decrease was due mainly to lower market interest rates on investment and lower cash holdings in the current period than in the comparable period.

Research and development expenditures for the three months ended June 30, 2010 were $1,346,404 compared to $880,188 in the comparable period. Salaries and personnel-related expenses increased by $439,926 to $1,075,082 for the three months ended June 30, 2010 due mainly to severance costs associated with the decision to suspend commercialization of the Company's vCJD program. Research and development program expenses increased by $68,563 to $375,579 in the three months ended June 30, 2010 due mainly to increased expenditures related to its ProMIS™ cancer antibody development program offset by lower expenditures on the Company's vCJD and AD therapeutic programs. Investment tax credits and federal and provincial grants recorded for the three months ended June 30, 2010 were $104,257 compared to $61,984 in the prior year period.

General and administration costs for the three months ended June 30, 2010 were $293,124 which is comparable to $290,808 in the three months ended June 30, 2009.

Amortization expense for the three months ended June 30, 2010 was $128,625 compared to $41,029 in the comparable period. The increase in amortization expense is due mainly to accelerated amortization recorded as a result of some leaseholds and laboratory equipment being no longer in use, primarily related to the suspension of the vCJD program.

Liquidity and Capital Resources

Amorfix is a development stage company as it has earned minimal revenues to date and does not expect to have significant revenues until it is able to sell its product candidates after obtaining applicable regulatory approvals or it establishes collaborations that provide funding, such as licensing fees, milestone payments, royalties, research funding or otherwise. Operations have been financed since inception through the sale of equity securities and the conversion of common share purchase warrants and stock options. The Company's objectives, when managing capital, are to ensure there are sufficient funds available to carry out its research, development and commercialization programs. Once funds have been raised, the Company manages its liquidity risk by investing in highly liquid corporate and government bonds with staggered maturities to provide regular cash flow for current operations. The Company does not hold any asset-backed commercial paper and its cash and cash equivalents are not subject to any external restrictions. The Company also manages liquidity risk by continuously monitoring actual and projected cash flows. The Board of Directors reviews and approves the Company's operating and capital budgets, as well as any material transactions not in the ordinary course of business. The majority of the Company's accounts payable and accrued liabilities have maturities of less than three months.

The Company incurred a loss of $1,724,745 for the three months ended June 30, 2010 and has a deficit of $25,483,669 as at June 30, 2010. These circumstances may cast significant doubt as to the ability of the Company to continue as a going concern. While the Company projects that its current working capital of $2,985,519 together with the US$1 million license fee received in July 2010 is sufficient to fund its operations through to the end of December 2011, its ability to continue as a going concern beyond that point

is dependent on its ability to generate revenues from its products or secure additional financing in order to continue its research and development activities either on its own or with partners. The Company is pursuing cash flow generation activities and sourcing non-dilutive funding; however, there can be no assurance that these initiatives will be successful.

The Company measures cash burn as the net cash used in operations, which increased to $996,457 for the three months ended June 30, 2010 from $861,264 for the three months ended June 30, 2009. The increased burn rate reflects higher operating expenses including one time severance costs in the current quarter, partially offset by a higher payable balance at June 30, 2010 and the receipt of investment tax credits in the current period.

During the three months June 30, 2010, the Company purchased $14,405 of property and equipment compared to $3,200 in the comparable period last year. Property and equipment is used primarily for research and development purposes.

Amorfix's working capital requirements may fluctuate in future periods depending on numerous factors, including: results of research and development activities; progress or lack of progress in our diagnostic or therapeutic research and development programs, preclinical studies or clinical testing; the ability to establish corporate collaborations and licensing agreements; the Company's ability to access research and development funding and/or equity financing; changes in the focus, direction, or costs of research and development programs; the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; competitive and technological advances; the potential need to develop, acquire or license new technologies and products; new regulatory requirements implemented by applicable regulatory authorities; the timing and outcome of the regulatory review process; or commercialization activities, if any.

Financial Instruments

Financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, and accounts payable and accrued liabilities. The Company's cash and cash equivalents and marketable securities are used to fund research activities and administrative overhead. Investment decisions are made in accordance with an investment policy that establishes guidelines for investment eligibility, credit quality, liquidity and foreign currency exposure.

The Company manages its exposure to credit loss and liquidity risk by placing its cash with major financial institutions and investing in high-quality government and corporate issuers with low credit risk. The Company invests in commercial paper with a Dominion Bond Rating Service (DBRS) rating of R-1 Low or higher, or equivalent Standard & Poor's (S&P) or Moody's Investor Service (Moody's) rating. The Company invests in government and corporate bonds with a DBRS rating of A- or higher, or equivalent S&P or Moody's rating. The Company does not hold any asset-backed commercial paper. Cash and cash equivalents held by the Company are not subject to any external restrictions.

The Company is exposed to interest rate risk arising from fluctuations in interest rates on its cash and cash equivalents and marketable securities and to foreign exchange risk on its holdings of US dollar denominated cash and cash equivalents and marketable securities. The Company manages its interest rate risk by holding its investments to maturity, where possible. The Company manages its exposure to currency fluctuations by holding cash and cash equivalents and marketable securities denominated in US dollars in amounts approximating current US dollar financial liabilities and US dollar planned expenditures. As at June 30, 2010 the Company held US dollar denominated cash and cash equivalents and marketable securities in the amount of US$322,236.

The Company earns interest revenue from its cash, cash equivalents and marketable securities. The Company considers all cash and cash equivalents as held-for-trading. As at June 30, 2010, cash and cash equivalents consisted of cash on deposit and short-term debt instruments. The Company's marketable securities are all considered as available-for-sale and are carried at fair value with unrealized gains and losses included in other comprehensive income (OCI) until realized, when the cumulative gain or loss is recorded in the statement of operations. For the three months ended June 30, 2010 the Company recorded an unrealized loss on marketable securities of $12,190 (2009 – unrealized loss of $5,262).

Critical Accounting Estimates

Equity based instruments

The Company used the Black-Scholes and similar barrier option pricing models to value common share purchase warrants and stock options issued by the Company. These pricing models require the use of several variables involving assumptions including the price volatility of the Company's stock over a relevant timeframe, the expected life of the warrant or option, a relevant risk-free interest rate and the Company's future dividend policy. Changes in the assumptions used can have a significant impact on the values determined. Management has selected these variables and applied the valuation models on a consistent basis.

Income tax valuation allowance

The Company has a net tax benefit resulting from non-capital losses carried forward, and pools of scientific research and experimental development expenditures and investment tax credits. In view of the history of net losses incurred, management has recorded a full valuation allowance against these future income tax assets.

Accounting Changes and New Pronouncements

The Accounting Standards Board of Canada has announced that public companies in Canada are to adopt IFRS for fiscal years beginning on or after January 1, 2011. The Company is required to prepare its first financial statements that are compliant with IFRS for the interim period ending June 30, 2011. The Company's plan considers the impact that IFRS has on its accounting policies and implementation decisions, financial statement presentation and disclosure options available on initial changeover to IFRS, information technology and data systems, and internal control over financial reporting.

The Company's IFRS convergence project is managed by the Chief Financial Officer with assistance from one professional finance staff member. The Company has a simple corporate structure with no subsidiaries or foreign operations. The Company's compensation plans are not based on Canadian GAAP measurements. For these reasons there is not a need to have a cross functional team of human resources and information technology professionals. A consultant will be brought in to provide expert advice to the accounting team and to provide training to the CEO and the audit committee on the major differences between Canadian GAAP and IFRS. This is expected to occur during the second quarter of fiscal 2011.

The Company has completed its assessment of the differences between its current accounting policies and IFRS for all of its significant accounting policies. The Company's plan is to have its accounting policies under IFRS finalized by September 30, 2010. The Company's plan includes monitoring changes to IFRS standards throughout the year.

An IFRS standard (IFRS1) provides companies in their first year of adopting IFRS certain optional exemptions and some mandatory exceptions from retrospective application of IFRS. The Company is currently assessing whether it will adopt any of the optional exemptions. It expects that by September 30, 2010 these choices will be finalized.

The Company is currently in the process of reviewing the impact of adopting new accounting policies on its accounting processes and financial results. The Company expects that by December 31, 2010 revisions to accounting processes to comply with any new accounting policies will be completed.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. No preferred shares have been issued to date.

The number of issued and outstanding common shares of Amorfix as at June 30, 2010 and to the date of this Management's Discussion and Analysis was 48,514,418.

Warrants

The following tables reflect the activity of the warrants for the three months ended June 30, 2010 and to the date of this Management's Discussion and Analysis, and reflect the potential cash proceeds to the Company on exercise of these instruments:

	Common share Purchase Warrants		Common share Purchase Warrants	
Exercise price	$1.00		$0.68	
Expiry date	April 29, 2011		April 29, 2011	
	#	$	#	$
Opening balance, April 1, 2010	-	-	-	-
Issued	2,573,150	2,573,150	348,400	236,912
Exercised	(270,875)	(270,875)	(200,260)	(136,177)
Closing balance, June 30, 2010 and August 11, 2010	2,302,275	2,302,275	148,140	100,735

Stock Options

The following table reflects the activity under the Company's stock option plan for the three months ended June 30, 2010 and to the date of this Management's Discussion and Analysis:

	# Options	Weighted Average Exercise Price
Outstanding April 1, 2010	5,198,042	$ 0.98
Expired	(134,000)	$ 0.99
Outstanding June 30 and August 11, 2010	5,064,042	$ 0.98
Exercisable, August 11, 2010	4,531,273	$ 0.98

Deferred Share Unit (DSU) Plan

The following table reflects the activity under the Company's DSU plan for the three months ended June 30, 2010 and to the date of this Management's Discussion and Analysis:

	# Units
Outstanding April 1, 2010	610,092
Issued	-
Outstanding June 30 and August 11, 2010	610,092

Quarterly Selected Financial Information

The following tables sets out selected financial information for the Company for the preceding eight quarters. The increased net loss in first quarter of fiscal 2011 is due mainly to one time severance costs associated with the decision to suspend commercialization of its vCJD program.

	2011	2010				2009		
	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter
Interest earned	$ 43,408	$ 28,599	$ 71,381	$38,315	$41,284	$ 55,915	$ 54,206	$58,525
Net loss	($1,724,745)	($1,249,460)	($1,149,932)	($1,286,905)	($1,170,741)	($1,376,339)	($1,017,663)	($1,147,947)
Net loss per common share	($0.04)	($0.03)	($0.02)	($0.03)	($0.03)	($0.03)	($0.02)	($0.03)

The Company's year end is March 31.

Related Party Transactions

During fiscal 2009 and 2010, the company entered into three agreements with the University of British Columbia (UBC), with Dr. Neil Cashman, an officer of the company, as principal investigator, to fund research related to the company's research and development programs in the amount of $749,799. During the three months ended June 30, 2010, $87,710 was paid to UBC. The Company has no remaining obligations for these three agreements

A Company controlled by a director of Amorfix provides investment advisory services to Amorfix.

Internal Control over Financial Reporting

No change in the Company's internal control over financial reporting occurred during the three month period ended June 30, 2010 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Additional Information

Additional information relating to the Company, including its Annual Information Form, can also be found on SEDAR at www.sedar.com.

Amorfix Life Sciences Ltd.
(a development stage company)

Financial Statements

First Quarter Ended June 30, 2010
Fiscal 2011

These unaudited interim financial statements were not reviewed by external auditors.

Trading symbol: TSX: AMF

For more information please contact:
James Parsons, Chief Financial Officer
Email: james.parsons@amorfix.com

www.amorfix.com

Amorfix Life Sciences Ltd.

(a development stage company)

Balance Sheets

	June 30, 2010 $ (unaudited)	March 31, 2010 $
Assets		
Current assets		
Cash and cash equivalents	709,970	238,956
Marketable securities	2,665,767	4,159,833
Amounts receivable	142,232	125,998
Tax credits receivable	176,258	431,082
Prepaid expenses and deposits	91,545	135,577
Total current assets	3,785,772	5,091,446
Property and equipment, net (note 3)	203,058	317,278
	3,988,830	5,408,724
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	800,253	646,697
Total current liabilities	800,253	646,697
Shareholders' Equity		
Common shares (note 4)	23,189,936	23,189,936
Other equity (note 5)	3,921,534	3,778,269
Contributed surplus	1,555,618	1,535,398
Accumulated other comprehensive income	5,158	17,348
Deficit	(25,483,669)	(23,758,924)
	3,188,577	4,762,027
	3,988,830	5,408,724

Going concern (note 1)
Subsequent event (note 9)

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Operations and Comprehensive Loss

(Unaudited)

	Three months ended June 30, 2010 $	Three months ended June 30, 2009 $	Period from January 23, 2004 (inception) To June 30, 2010 $
Revenues			
Revenue	23,773	-	69,289
Interest earned	19,635	41,284	1,166,020
	43,408	41,284	1,235,309
Expenses			
Research and development	1,346,404	880,188	19,974,988
General and administrative	293,124	290,808	5,266,613
Amortization of property and equipment	128,625	41,029	693,371
Amortization of technology rights	-	-	56,313
	1,768,153	1,212,025	25,991,285
Loss before the undernoted	(1,724,745)	(1,170,741)	(24,755,976)
Costs related to reverse takeover	-	-	479,693
Loss for the period	(1,724,745)	(1,170,741)	(25,235,669)
Other comprehensive loss			
Unrealized loss on available-for-sale marketable securities	(12,190)	(5,262)	
Comprehensive loss for the period	(1,736,935)	(1,176,003)	
Basic and diluted loss per common share	($0.04)	($0.03)	
Weighted average number of common shares outstanding	48,514,418	46,047,451	

Going concern (note 1)

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Shareholders' Equity

(Unaudited)

	Common shares (note 4)		Other equity (note 5)		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	Number	Amount $	Number	Amount $	Amount $	Amount $	Amount $	Amount $
Balance, March 31, 2009	42,541,181	19,467,462	9,350,988	3,970,704	225,297	18,598	(18,760,886)	4,921,175
Issuance of common shares units for cash	5,146,300	2,906,371	2,573,150	174,040	-	-	-	3,080,411
Issuance of finder warrants	-	(64,491)	348,400	64,491	-	-	-	-
Issuance of stock options	-	-	100,000	-	-	-	-	-
Stock-based compensation	-	-	-	221,813	-	-	-	221,813
Expiry of stock options	-	-	(38,406)	(767)	767	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	(5,262)	-	(5,262)
Loss for the period	-	-	-	-	-	-	(1,170,741)	(1,170,741)
Balance – June 30, 2009	47,687,481	22,309,342	12,334,132	4,430,281	226,064	13,336	(19,931,627)	7,047,396
Issuance of stock options	-	-	85,000	-	-	-	-	-
Exercise of warrants	92,380	80,943	(92,380)	(18,125)	-	-	-	62,818
Exercise of stock options	351,302	411,113	(351,302)	(181,727)	-	-	-	229,386
Stock-based compensation	-	-	-	255,593	-	-	-	255,593
Expiry of stock options	-	-	(26,250)	(26,876)	26,876	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	4,701	-	4,701
Loss for the period	-	-	-	-	-	-	(1,286,905)	(1,286,905)
Balance – September 30, 2009	48,131,163	22,801,398	11,949,200	4,459,146	252,940	18,037	(21,218,532)	6,312,989
Issuance of stock options	-	-	791,125	-	-	-	-	-
Extension of warrants	-	-	-	124,000	-	-	(124,000)	-
Exercise of warrants	374,755	379,808	(374,755)	(38,295)	-	-	-	341,513
Exercise of stock options	4,500	5,225	(4,500)	(2,300)	-	-	-	2,925
Stock-based compensation	-	-	-	199,202	-	-	-	199,202
Other comprehensive income (loss) for the period	-	-	-	-	-	(1,879)	-	(1,879)
Loss for the period	-	-	-	-	-	-	(1,149,932)	(1,149,932)
Balance – December 31, 2009	48,510,418	23,186,431	12,361,070	4,741,753	252,940	16,158	(22,492,464)	5,704,818

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statement of Shareholders' Equity}}}}}}

(Unaudited)

	Common shares (note 4)		Other equity (note 5)		Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total
	Number	Amount $	Number	Amount $	Amount $	Amount $	Amount $	Amount $
Issuance of stock options	-	-	100,000	-	-	-	-	-
Extension of warrants	-	-	-	17,000	-	-	(17,000)	-
Exercise of warrants	4,000	3,505	(4,000)	(785)	-	-	-	2,720
Expiry of warrants	-	-	(4,462,521)	(1,282,458)	1,282,458	-	-	-
Issuance of deferred share units	-	-	264,000	110,880	-	-	-	110,880
Stock-based compensation	-	-	-	191,879	-	-	-	191,879
Other comprehensive income (loss) for the period	-	-	-	-	-	1,190	-	1,190
Loss for the period	-	-	-	-	-	-	(1,249,460)	(1,249,460)
Balance – March 31, 2010	48,514,418	23,189,936	8,258,549	3,778,269	1,535,398	17,348	(23,758,924)	4,762,027
Stock-based compensation	-	-	-	163,485	-	-	-	163,485
Expiry of stock options	-	-	(134,000)	(20,220)	20,220	-	-	-
Other comprehensive income (loss) for the period	-	-	-	-	-	(12,190)	-	(12,190)
Loss for the period	-	-	-	-	-	-	(1,724,745)	(1,724,745)
Balance – June 30, 2010	48,514,418	23,189,936	8,124,549	3,921,534	1,555,618	5,158	(25,483,669)	3,188,577

The accompanying notes are an integral part of these financial statements.

Amorfix Life Sciences Ltd.

(a development stage company)

Statements of Cash Flows

(Unaudited)

	Three months ended June 30, 2010 $	Three months ended June 30, 2009 $	Period from January 23, 2004 (inception) to June 30, 2010 $
Cash provided by (used in)			
Operating activities			
Loss for the period	(1,724,745)	(1,170,741)	(25,235,669)
Amortization of property and equipment	128,625	41,029	693,371
Amortization of technology rights	-	-	56,313
Stock-based compensation	163,485	221,813	4,156,776
Other non-cash expenses	-	-	235,115
Changes in non-cash working capital (note 7)	436,178	46,635	299,756
	(996,457)	(861,264)	(19,794,338)
Investing activities			
Purchase of marketable securities	(313,802)	(2,499,046)	(33,484,502)
Maturity or sale of marketable securities	1,795,678	2,636,567	30,823,893
Purchase of property and equipment	(14,405)	(3,200)	(896,429)
Purchase of technology rights	-	-	(56,313)
	1,467,471	134,321	(3,613,351)
Financing activities			
Issuance of common shares, net of cash issue costs	-	-	4,655,751
Issuance of common share units, net of cash issue costs	-	3,080,411	15,053,480
Issuance of common shares on exercise of agent options and warrants	-	-	3,387,971
Issuance of common shares on exercise of options	-	-	753,679
Other financing activities	-	-	266,778
	-	3,080,411	24,117,659
Net increase in cash and cash equivalents during the period	471,014	2,353,468	709,970
Cash and cash equivalents - beginning of period	238,956	564,568	-
Cash and cash equivalents - end of period	709,970	2,918,036	709,970
Cash and cash equivalents are comprised of:			
Cash on deposit	556,970	1,838,501	
Short-term securities	153,000	1,079,535	
	709,970	2,918,036	

The accompanying notes are an integral part of these financial statements.

1 Nature of operations and going concern

These unaudited interim financial statements of Amorfix Life Sciences Ltd. (the company or Amorfix) have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. Accordingly, they do not contain all the disclosures required by Canadian GAAP for annual financial statements. These financial statements should be read in conjunction with the audited financial statements for the year ended March 31, 2010 as they follow the same accounting policies and methods of application as these audited financial statements.

Amorfix Life Sciences Ltd. (the company or Amorfix) is focused on treatments and diagnostics for aggregated misfolded protein diseases. The company is considered to be in the development stage, as most of its efforts have been devoted to research and development and it has not earned any significant revenue to date.

The success of the company is dependent on obtaining the necessary regulatory approvals, bringing its products to market and achieving profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development or commercialization programs, or the company's ability to fund these programs going forward.

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. The company incurred a loss of $1,724,745 for the three months ended June 30, 2010 and has a deficit of $25,483,669 as at June 30, 2010. These circumstances may cast significant doubt as to the ability of the company to continue as a going concern. While the company projects that its current working capital of $2,985,519 together with the license fee received in July 2010 (note 8) is sufficient to fund its operations through to the end of December 2011, its ability to continue as a going concern beyond that point is dependent on its ability to generate revenues from its products or secure additional financing in order to continue its research and development activities either on its own or with partners. The company is pursuing cash flow generation activities and sourcing non-dilutive funding; however, there can be no assurance that these initiatives will be successful.

These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities, and the reported revenues and expenses, that might be necessary should the company be unable to continue as a going concern, and therefore, be required to realize its assets and discharge its liabilities other than in the normal course of business and at amounts different from those reflected in the accompanying financial statements. Any such adjustments could be material.

2 Change in accounting policies

Future accounting changes:

International financial reporting standards

The Accounting Standards Board of Canada has announced that public companies in Canada are to adopt IFRS for fiscal years beginning on or after January 1, 2011. The company is in the process of assessing the effects of the standards on its financial statements.

3 Property and Equipment

During the three months ended June 30, 2010, the company accelerated the amortization of some leaseholds and laboratory equipment that were no longer expected to be in use and recorded an additional $90,000 in amortization expense.

4 Share capital

The company has authorized an unlimited number of common shares and preferred shares and has issued 48,514,418 common shares and no preferred shares as at June 30, 2010.

On April 29, 2009, the company completed a non-brokered private placement through the issuance of 5,146,300 units (Units) at a price of $0.65 per Unit for gross proceeds of $3,345,095 ($3,080,411 net of cash issuance costs). Each issued Unit consisted of one common share and one-half of one common share purchase warrant (Warrant). Each whole Warrant is exercisable into one common share of Amorfix at a price of $1.00 for a period of 24 months, subject to earlier expiry after the four month hold period expires, in the event (a trigger event) that the volume-weighted average price of Amorfix's common shares on the TSX for a ten-day period exceeds $1.20. On the occurrence of a trigger event, Amorfix may give notice to warrant holders to accelerate the expiry to a date which is not less than 30 calendar days after such notice is sent to the warrant holders.

In connection with the private placement, the company issued 348,400 finder warrants having an aggregate fair value of $68,356 estimated using a barrier option pricing model. Each finder warrant is exercisable into one common share of Amorfix at a price of $0.68 for a period of 24 months, subject to earlier expiry on the occurrence of a trigger event on the same terms as applies to the Warrants.

The allocation of the $0.65 Unit issue price to the common shares and the one-half common share purchase warrants was based on the relative fair values of the common shares and warrants. The fair value of the warrant was determined using a barrier option pricing model. The common shares were allocated a price of $0.6133 per share and the one-half common share purchase warrants were allocated a price of $0.0367. The costs of the issue were allocated on a pro rata basis to the common shares and one-half common share purchase warrants. Accordingly, $2,841,880 was allocated to common shares and $170,175 to common share purchase warrants,

net of issue costs. Assumptions used to determine the value of the common share purchase warrants and the finder warrants were: risk-free interest rate 0.98%; dividend yield 0%; expected volatility 77%; and expected life of 24 months.

5 Warrants and options

a) The company has issued warrants and options for the purchase of common shares. All outstanding warrants are exercisable. As at June 30, 2010, the following warrants were outstanding:

	Exercise price $	Number outstanding	Expiry date
Common share purchase warrants	1.00	2,302,275	April 29, 2011
Common share purchase warrants	0.68	148,140	April 29, 2011
		2,450,415	

b) During the three months ended June 30, 2010, the company issued nil (2009 – 100,000) stock options with a fair value of $nil (2009 - $61,500) and recorded stock-based compensation expense of $163,485 (2009 - $221,813). The fair value of the stock options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009
Risk-free interest rate	-	3.5%
Dividend yield	-	-
Expected volatility	-	78%
Expected life of options (years)	-	10

6 Related party transactions

During fiscal 2009 and 2010, the company entered into three agreements with the University of British Columbia (UBC), with Dr. Neil Cashman, an officer of the company, as principal investigator, to fund research related to the company's research and development programs in the amount of $749,799. During the three months ended June 30, 2010, $87,710 (2009- $nil) was paid to UBC and, as at June 30, 2010, $nil (2009 - $142,000) was included in accounts payable and accrued liabilities. The Company has no remaining obligations for these three agreements.

7 Supplementary cash flow information

The components of the change in non-cash working capital are as follows:

	Three months ended June 30, 2010 $	Three months ended June 30, 2009 $	Period from January 23, 2004 (inception) to June 30, 2010 $
Amounts receivable	(16,234)	8,042	(135,185)
Tax credits receivable	254,824	(40,000)	(176,258)
Prepaid expenses and deposits	44,032	190	(91,545)
Accounts payable and accrued liabilities	153,556	78,403	702,744
	436,178	46,635	299,756
Supplemental cash flow information			
Common share purchase warrants issued as agents' and finders' compensation	-	68,356	417,560

No income tax or interest was paid by the company.

8 Segmented information

The company operates in Canada within a single operating segment, being the research and development of AMPs. Substantially all of the company's assets are located in Canada.

9 Subsequent event

In July 2010, the company entered into an agreement with a global biotechnology company to license out its ALS antibody technology and received an upfront license fee in the amount of US $1,000,000.


amorfix
Life Sciences Ltd

NEWS RELEASE
FOR IMMEDIATE RELEASE

TSX: AMF

EARLY WARNING REPORT ISSUED PURSUANT TO NATIONAL INSTRUMENT 62-103 ACQUISITION OF SHARES OF AMORFIX LIFE SCIENCES

TORONTO, Ontario – August 16, 2010 – This press release is being disseminated as required by National Instrument 62-103 The Early Warning System and Related Take Over Bids and Insider Reporting Issues in connection with the filing of an early warning report (the "Early Warning Report") regarding the acquisition of securities of Amorfix Life Sciences Ltd. ("Amorfix") by the Interinvest Group of Companies ("Interinvest") of Boston, Massachusetts.

On August 16, 2010, Interinvest reported that it had acquired beneficial ownership and control or direction of a total of 4,862,550 common shares of Amorfix representing 10.0% of the issued and outstanding common shares. Dr. Hans Black, the Chairman of Interinvest is also a director of Amorfix. Both he and Mr. Michael Sonnenreich, also a director of Amorfix, hold common shares of Amorfix that are included in the 10.0% as they are held within Interinvest accounts.

"We appreciate this strong endorsement of Amorfix by Interinvest and our directors who share our vision and confidence in our product pipeline and its future prospects," said Dr. Robert Gundel, Chief Executive Officer of Amorfix.

The common shares were acquired for investment purposes and Interinvest may increase or decrease its beneficial ownership or control depending on market or other conditions.

A copy of the Early Warning Report will be filed on www.SEDAR.com.

About Amorfix
Amorfix Life Sciences Ltd. (TSX:AMF) is a theranostics company developing therapeutic products and diagnostic devices targeting misfolded protein diseases including ALS, cancer, and Alzheimer's disease. Amorfix utilizes its computational discovery platform, ProMIS™, to predict novel Disease Specific Epitopes ("DSE") on the molecular surface of misfolded proteins. Amorfix's lead therapeutic programs include antibodies and vaccines to DSEs in ALS, Alzheimer's disease and cancer. Amorfix's proprietary Epitope Protection™ (EP) technology enables it to specifically identify very low levels of aggregated misfolded proteins (AMP) in a normal sample. The Company's diagnostic programs include an ultrasensitive method for the detection of aggregated Beta-Amyloid in brain tissue and blood of animal models of Alzheimer's disease, months prior to observable amyloid formation, and human blood screening tests for Alzheimer's and early liver cancer detection. For more information about Amorfix, visit www.amorfix.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:

Dr. Robert Gundel President and Chief Executive Officer Amorfix Life Sciences Ltd. Tel: (416) 847-6957 Fax: (416) 847-6899 bob.gundel@amorfix.com	James Parsons Chief Financial Officer Amorfix Life Sciences Ltd. Tel: (416) 847-6929 Fax: (416) 847-6899 james.parsons@amorfix.com

EARLY WARNING REPORT

This report is made pursuant to National instrument 62-103
The Early Warning System and Related Take-Over Bid and Insider Reporting Issues

1. **Name and Address of Offeror:**

   Interinvest Corporation
   192 South Street, Suite 350
   Boston, MA 02111

2. **The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

   On August 16, 2010, Interinvest Corporation acquired control of 22,000 common shares ("Shares") of Amorfix Life Sciences Ltd. (the "Issuer") through purchases for client accounts over which Interinvest Corporation has discretionary trading authority. The Shares over which Interinvest Corporation acquired direction and control on August 16, 2010 represent approximately 0.05% of the issued and outstanding Shares.

3. **The designation and number or principal amount of securities and the offeror's security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the new release:**

   Immediately after the occurrence giving rise to the obligation to file the new release, Interinvest Corporation has control over:

   - 2,363,900 Shares of the Issuer; and
   - 37,450 warrants to acquire 37,450 Shares of the Issuer;

   Interinvest Corporation's Shares represent approximately 4.87%% of the issued and outstanding Shares of the Issuer as at August 16, 2010. Assuming exercise of all of Interinvest Corporation's warrants, Interinvest Corporation's Shares would represent approximately 4.95% of issued and outstanding common shares of the Issuer as at August 16, 2010 (calculated on a partially diluted pro forma basis).

   Immediately after the occurrence giving rise to the obligation to file the new release, Interinvest Corporation, Interinvest (Bermuda) Ltd. and Interinvest Consulting Corporation of Canada (collectively, "Interinvest Group of Companies") have control over:

   - 4,825,100 Shares of the Issuer; and
   - 37,450 warrants to acquire 37,450 Shares of the Issuer;

Interinvest Group of Companies Shares represent control of approximately 9.95% of the issued and outstanding Shares of the Issuer as at August 16, 2010. Assuming exercise of all of Interinvest Group of Companies warrants, Interinvest Group of Companies Shares would represent control of approximately 10.02% of issued and outstanding common shares of the Issuer as at August 16, 2010 (calculated on a partially diluted pro forma basis).

4. **The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph #3 over which:**

(i) **The offeror, either alone or together with any joint actors, has ownership and control:**

Not applicable.

(ii) **The offeror, either alone or together with any joint actors, has ownership but control is held by other person or companies other than the offeror or any joint actor:**

Not Applicable.

(iii) **The offeror, either alone or together with any joint actors, has exclusive or shares control but does not have ownership:**

Each of the Interinvest Group of Companies has discretionary trading authority, and exercises control, over the securities of the Issuer referred to in paragraph 3, but does not have beneficial ownership of such securities. Such securities are beneficially owned by the client accounts of the applicable Interinvest Group of Companies.

5. **Market where the transaction or occurrence took place:**

The Shares were acquired through the Toronto Stock Exchange.

6. **The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

Interinvest Corporation acquired control of the Shares for client accounts for investment purposes. Each of the Interinvest Group of Companies takes a long-term view of its investment in Shares. Each of the Interinvest Group of Companies reserves the right to formulate other plans or make other proposals for client accounts, and take such actions with respect to investments in the Issuer as it deems appropriate.

7. **The general nature and the material terms of any agreement, other than lending arrangement, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in**

connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

N/A

8. **The names of any joint actors in connection with the disclosure required by this report:**

   Interinvest (Bermuda) Ltd.
   77 Front Street, 3rd Floor
   Hamilton, Bermuda HM 12

   Interinvest Consulting Corporation of Canada
   3655 rue Redpath
   Montreal, QC H3G 2W8

9. **In the case of the transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the offeror:**

   N/A

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:**

    Not Applicable.

11. **if applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting reliance:**

    Not applicable

DATED: August 20, 2010

INTERINVEST CORPORATION



Authorized Signatory

Stanley T. Schmidt, CFA
President, Interinvest Corporation